Guided by value.

November 8, 2022

SHAREHOLDER NAME

ADDRESS 1

ADDRESS 2

Re: Conversion of MVPFX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you as a follow-up to our communication from August 30, 2022. As a reminder, you are a direct shareholder of Marathon Value Portfolio (“MVPFX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to MVPFX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert MVPFX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC, which we anticipate will happen, the conversion is now targeted for December 9, 2022, (“conversion date”).

As of the date above, you still have shares of MVPFX held within a retirement account at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their MVPFX shares to a brokerage account prior to the conversion date to EQTY.

With limited time until the conversion we recommend working to move your shares of MVPFX as soon as possible. If you do not take action to move MVPFX to another brokerage account prior to the Reorganization, your MVPFX shares will be liquidated at the effective time of the Reorganization and you will receive cash equal in value to the market value of your MVPFX shares as of the Valuation Time. Such liquidation will result in a taxable distribution from your MVPFX IRA to you as the IRA account holder and in a loss of the tax-advantaged treatment of your account. These forced redemptions and distributions will be subject to a 10% early distribution tax on the federal level and 6.99% withholding at the state level. If you deposit these funds into another tax-deferred account within 60-days, you will need to use other funds to make up for the amount withheld. Please refer to this IRS website for more information:

https://www.irs.gov/retirement-plans/plan-participant-employee/rollovers-of-retirement-plan-and-ira-distributions

Shareholders who hold MVPFX shares through a fund direct IRA are urged to consult their own tax advisors as to the specific consequences to them of the Reorganization.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your MVPFX and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent MVPFX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion you will see the position change in your brokerage account from MVPFX to EQTY.

If you do not want to hold EQTY shares or take part in the conversion, you can call MVPFX Shareholder Services at 800-788-6086 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date. Please note the tax implications noted above will apply to this situation as well.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,

Kovitz Investment Group Partners, LLC

Guided by value.

November 8, 2022

SHAREHOLDER NAME

ADDRESS 1

ADDRESS 2

Re: Conversion of MVPFX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you as a follow-up to our communication from August 30, 2022. As a reminder, because you are a direct shareholder of Marathon Value Portfolio (“MVPFX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to MVPFX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert MVPFX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). We are mainly notifying you because the targeted date of the conversion has changed. If approved by the SEC, which we anticipate will happen, the conversion is now targeted for December 9, 2022, (“conversion date”).

The shares of MVPFX that you hold are currently held at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their MVPFX shares to a brokerage account prior to the conversion to EQTY.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your MVPFX statement and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent MVPFX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion, you will see the position change in your brokerage account from MVPFX to EQTY.

If your shares are not moved prior to the conversion date, your shares of EQTY will be transferred to American Stock Transfer & Trust Company (“AST”). AST will send you a welcome letter after the conversion to provide additional details and contact information. After the conversion, you will only be able to instruct AST to transfer your EQTY shares to a brokerage firm or liquidate your shares. Twelve months after the conversion date, if you are still holding EQTY shares at AST, your shares will be liquidated. In turn, you will receive a check to the address on record for the proceeds from the liquidation minus any fees and expenses. The proceeds may also be subject to tax.

If you do not want to hold EQTY shares or take part in the conversion, you can call MVPFX Shareholder Services at 800-788-6086 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date. Please note the tax implications noted above will apply to this situation as well.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,

Kovitz Investment Group Partners, LLC

Guided by value.

November 8, 2022

SHAREHOLDER NAME

ADDRESS 1

ADDRESS 2

Re: Conversion of MVPFX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you as a follow-up to our communication from August 30, 2022. As a reminder, you are a direct shareholder of Marathon Value Portfolio (“MVPFX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to MVPFX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert MVPFX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC, which we anticipate will happen, the conversion is now targeted for December 9, 2022, (“conversion date”).

As of the date above, you still have shares of MVPFX held within a retirement account at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their MVPFX shares to a brokerage account prior to the conversion date to EQTY.

With limited time until the conversion we recommend working to move your shares of MVPFX as soon as possible. If you do not take action to move MVPFX to another brokerage account prior to the Reorganization, your MVPFX shares will be liquidated at the effective time of the Reorganization and you will receive cash equal in value to the market value of your MVPFX shares as of the Valuation Time. Such liquidation may result in a taxable distribution from your MVPFX IRA to you as the IRA account holder and in a loss of the tax-advantaged treatment of your account. You should deposit these funds into another tax-deferred account within 60-days. Please refer to this IRS website for more information:

https://www.irs.gov/retirement-plans/plan-participant-employee/rollovers-of-retirement-plan-and-ira-distributions

Shareholders who hold MVPFX shares through a fund direct IRA are urged to consult their own tax advisors as to the specific consequences to them of the Reorganization.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your MVPFX and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent MVPFX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion you will see the position change in your brokerage account from MVPFX to EQTY.

If you do not want to hold EQTY shares or take part in the conversion, you can call MVPFX Shareholder Services at 800-788-6086 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date. Please note the tax implications noted above will apply to this situation as well.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,

Kovitz Investment Group Partners, LLC

Guided by value.

November 8, 2022

SHAREHOLDER NAME

ADDRESS 1

ADDRESS 2

Re: Conversion of MVPFX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you as a follow-up to our communication from August 30, 2022. As a reminder, you are a direct shareholder of Marathon Value Portfolio (“MVPFX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to MVPFX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert MVPFX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC, which we anticipate will happen, the conversion is now targeted for December 9, 2022, (“conversion date”).

As of the date above, you still have shares of MVPFX held within a retirement account at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their MVPFX shares to a brokerage account prior to the conversion date to EQTY.

With limited time until the conversion we recommend working to move your shares of MVPFX as soon as possible. If you do not take action to move MVPFX to another brokerage account prior to the Reorganization, your MVPFX shares will be liquidated at the effective time of the Reorganization and you will receive cash equal in value to the market value of your MVPFX shares as of the Valuation Time. Such liquidation will result in a taxable distribution from your MVPFX IRA to you as the IRA account holder and in a loss of the tax-advantaged treatment of your account. These forced redemptions and distributions will be subject to a 10% early distribution tax on the federal level and there is voluntary withholding at the state level. If you deposit these funds into another tax-deferred account within 60-days, you will need to use other funds to make up for the amount withheld. Please refer to this IRS website for more information:

https://www.irs.gov/retirement-plans/plan-participant-employee/rollovers-of-retirement-plan-and-ira-distributions

Shareholders who hold MVPFX shares through a fund direct IRA are urged to consult their own tax advisors as to the specific consequences to them of the Reorganization.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your MVPFX and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent MVPFX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion you will see the position change in your brokerage account from MVPFX to EQTY.

If you do not want to hold EQTY shares or take part in the conversion, you can call MVPFX Shareholder Services at 800-788-6086 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date. Please note the tax implications noted above will apply to this situation as well.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,

Kovitz Investment Group Partners, LLC